UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the transition period from                     to

Commission file number 033-90866

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wabtec Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

WABTEC SAVINGS PLAN

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2015

WABTEC SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Wabtec Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Wabtec Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick, CPAs, PC

Buffalo, New York

June 28, 2016

WABTEC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Investments at fair value:
Shares of registered investment companies	$290,147,467	$277,960,509
Common collective trust	37,327,706	37,028,677
Employer securities	44,987,585	58,247,021

	372,462,758	373,236,207
Receivables:
Notes receivable from participants	9,552,811	8,861,567
Securities in transit	3,814,001	1,126,307
Employer contributions receivable	6,888,662	6,174,144
Employee contributions receivable	141,905	6,174,144

Net assets available for benefits	$392,860,137	$389,398,225

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2015	2014
Sources of net assets:
Net appreciation in fair value of investments	$—	$9,113,947
Employee contributions	19,787,593	16,770,656
Employer contributions	14,534,159	12,655,188
Interest and dividend income	15,339,407	18,926,335
Realized gain on investment transactions	2,186,784	1,529,341

Total sources of net assets	51,847,943	58,995,467

Applications of net assets:
Net depreciation in fair value of investments	21,390,350	—
Benefit payments	41,718,137	36,119,406
Administrative expenses	165,265	220,072

Total applications of net assets	63,273,752	36,339,478

(Decrease) increase in net assets	(11,425,809)	22,655,989
Transfer of assets into plan	14,887,721	4,715,012
Net assets available for benefits:
Beginning of year	389,398,225	362,027,224

End of year	$392,860,137	$389,398,225

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

1. DESCRIPTION OF PLAN

The following description of the Wabtec Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, effective March 9, 1990, amended and restated effective January 1, 2013, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (the “Code”). Except for certain collectively bargained employees as described below, all regular United States employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (“Wabtec” or the “Company”) are eligible to participate upon their hire date. All collective bargaining employees in Wilmerding, Pennsylvania and Greensburg, Pennsylvania are eligible to participate in the Plan upon their hire date but those hired before October 1, 2004 are not eligible for employer contributions. Collectively bargained employees of Triangle Engineered Products are eligible to participate, but are not eligible for employer contributions. Collectively bargained employees of Barber Spring Pennsylvania are eligible for discretionary matching and discretionary annual profit sharing contributions. As of June 1, 2012, former collectively bargained employees of Barber Spring Ohio are no longer covered by their union multiemployer plan and are eligible to participate in the Plan. All collectively bargained employees in Boise, Idaho are eligible to participate in the Plan, but are not eligible for employer contributions.

Effective December 31, 2014, assets of the TransTech Incentive 401(k) Plan (the “TransTech Plan”) were transferred into the Plan. The total fair market value of the net assets transferred as a result of this merger of the TransTech Plan into the Plan was $4,715,012. Effective January 23, 2015, certain assets of the Longwood Industries, Inc. Retirement Benefit Plan (the “Longwood Plan”) were transferred into the Plan. The total fair market values of the net assets initially transferred from the Longwood Plan into the Plan was $10,599,271. Additional assets valued at $479,880 were transferred as of November 11, 2015, completing the merger of the Longwood Plan into the Plan.

Effective December 31, 2015, certain assets of the Railroad Controls, L.P. 401(k) Savings Plan (the “RCL Plan”) were transferred into the Plan. The total fair market value of the net assets transferred as a result of the merger of the RCL Plan into the Plan was $3,808,570.

A committee appointed by Wabtec’s Board of Directors (the “Committee”) is responsible for the administration and operation of the Plan. In this capacity, the Committee selects and monitors the Plan’s investment options and otherwise takes such steps as may be necessary and appropriate for the effective administration of the Plan.

Contributions

Participants may contribute, through payroll deductions, employee elective pre-tax contributions from 1% to 50% of their eligible compensation, limited to $18,000 and $17,500 in 2015 and 2014, respectively. Also, effective January 1, 2008, new eligible employees are automatically enrolled in the Plan, with 3% of eligible compensation contributed to the Plan as employee pre-tax contributions, unless such employees elect a different contribution percentage (or elect not to contribute). This automatic enrollment provision does not apply to certain employee groups (such as certain collectively bargained employees). In addition, participants may contribute employee after-tax contributions from 1% to 50% of their compensation. Participants who were 50 years of age or older during the plan year are allowed to contribute additional pre-tax catch up contributions, up to $6,000 and $5,500 annually in 2015 and 2014, respectively. Participants’ total annual contributions may not exceed the contribution limits under Section 415(c) of the Code. In addition, the combination of an employee’s elective pre-tax contribution and after-tax contribution may not exceed 50% of their eligible compensation.

For those participants that are eligible, the Company makes an annual basic contribution of 3% of a participant’s eligible compensation, with the general requirement that the Company employs the participant on December 31. In addition, the Company will match 100% of the participant’s pre-tax and/or after-tax contributions to the Plan up to a total of 3% of eligible compensation.

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals – A participant may withdraw any amount of the vested portion of his or her employer matching account, employer basic account, employee after-tax account, and rollover account at any time. Once a participant has reached age 59  1⁄2, he or she can withdraw any portion of his or her employee elective account.

Hardship Withdrawals – In the case of hardship, as defined in the plan document, the participant can receive up to 100% of his or her employee elective account. Hardship withdrawals are limited to once every plan year. Employee contributions cannot be made to the Plan for a period of six months following the hardship withdrawal.

Notes Receivable from Participants

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. A participant may borrow from his or her fund accounts a maximum loan amount equal to the lesser of 50% of the value of the participant’s vested balance of his or her account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on the Reuters Prime Rate as adjusted monthly. The interest rates on participant loans for the year ending December 31, 2015, range from 3.25% to 9.25%. Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings and may be charged with an allocation of administrative expenses and other applicable Plan expenses (such as for initiating a Plan loan). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time as well as terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Vesting

Employee pre-tax and after tax contributions are at all times 100% vested and non-forfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Plan document.

Forfeitures

Amounts forfeited by participants are used to reduce future employer contributions or pay Plan expenses. Forfeitures used to reduce employer contributions and pay plan administrative expenses during the year ended December 31, 2015 amounted to $1,026,657 ($633,002 in 2014). As of December 31, 2015, the amount in the forfeited non-vested accounts totaled $792,081 ($905,078 in 2014).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on an accrual basis of accounting.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (Or its Equivalent). This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value as a practical expedient. However, sufficient information must be provided to permit a reconciliation of the fair value of assets categorized within the fair value hierarchy to the amount presented in the Statement of Financial Position. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Company is required to adopt the provisions of ASU 2015-07 for the reporting periods beginning after December 15, 2015, with early adoption permitted. The Company adopted ASU 2015-07 for the 2015 Plan year and the amendments were applied retrospectively.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Under the amendments, fully benefit-responsive investment contracts are measured, presented, and disclosed at contract value. It also clarifies the definition of what is considered a fully benefit-responsive investment contract. Part II eliminates the requirements to disclose individual investments that represent 5 percent of more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurement shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to early adopt Parts I and II.

Accounting Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Pension Committee determines the Plan’s valuations policies utilizing information provided by the investment advisers and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 22, 2014, stating that the Plan is qualified under Section 401 (a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended, but the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. FAIR VALUE MEASUREMENT

ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2015 and 2014.

The Plan’s assets are invested in the common stock of Westinghouse Air Brake Technologies Corporation, a common collective trust, several mutual funds through Fidelity Management Trust Company (Fidelity) and mutual funds held by various other issuers, the Plan custodian and trustee. The following is a description of the valuation methodologies used for assets measured at fair value.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

Shares of Registered Investment Companies: Valued at the quoted Net Asset Value (NAV) of shares held by the Plan at year end.

Common Collective Trust: This investment is comprised of fully benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities, and money market funds. Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the common collective trust will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

		Fair Value Measurements at December 31, 2015 Using
Assets	Total Fair Value at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Shares of registered investment companies	$290,147,467	$290,147,467	$—	$—
Employer securities	44,987,585	44,987,585	—	—
Common collective trust (a)	37,327,706	—	—	—

Total	$372,462,758	$335,135,052	$—	$—

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 (Level 1, 2 and 3 inputs are defined above):

		Fair Value Measurements at December 31, 2014 Using
Assets	Total Fair Value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Shares of registered investment companies	$277,960,509	$277,960,509	$—	$—
Employer securities	58,247,021	58,247,021	—	—
Common collective trust (a)	37,028,677	—	—	—

Total	$373,236,207	$336,207,530	$—	$—

(a)	In accordance with FASB ASU 820-10, certain investments that are measured at fair value using net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust	$37,327,706	N/A	Daily	12 months

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust	$37,028,677	N/A	Daily	12 months

4. PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in unrealized gain (loss) on investment transactions, as they are paid through revenue sharing, rather than as a direct payment. Fees paid by the Plan for professional, legal, and accounting expenses amounted to $61,287 for the year ended December 31, 2015 ($133,419 in 2014). All remaining expenses paid by the Plan represent fees paid by the participants for the setup of loans and maintenance. The Plan also invests in Wabtec Stock. Wabtec is the plan sponsor, and therefore, transactions qualify as party-in-interest transactions. Investment (loss) income from parties-in-interest transactions and interest from participant loans amounted to ($3,036,366) for the year ended December 31, 2015 (income of $28,709,683 in 2014).

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31,
	2015	2014
Net assets available for benefits per the financial statements	$392,860,137	$389,398,225
Investments	9,552,812	8,861,567
Notes receivable from participants	(9,552,812)	(8,861,567)
Miscellaneous adjustment	—	540,717

Net assets available for benefits per the form 5500	$392,860,137	$389,938,942

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31,
	2015	2014
Net (decrease) increase in net assets available for benefits per the financial statements	$(11,425,809)	$22,655,989
Less: Prior year miscellaneous adjustment	(540,717)	(544,943)
Plus: Current year miscellaneous adjustment	—	540,717

Net (decrease) increase in net assets available for benefits per the Form 5500	$(11,966,526)	$22,651,763

6. PROHIBITED TRANSACTIONS

The Plan sponsor inadvertently failed to deposit approximately $27,043 of participant elective deferral contributions for the years 2009 through 2014 within the required time frame as stated by United States Department of Labor (DOL) regulations. The Plan sponsor has corrected the errors involving delinquent contributions by contributing the amounts to the Plan (with additional earnings), filing a Form 5330, and paying the applicable excise tax to the Internal Revenue Service during 2015. The excise tax payments were made from the Plan sponsor’s assets and not the assets of the Plan.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4ia - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

Identity of Issuer	Description of Asset	Fair Value
Wabtec	Wabtec Stock Fund *	$44,987,585
Fidelity	Fidelity Managed Income Portfolio II Class I *	37,327,706
Fidelity	Fidelity Growth Company Fund K *	31,193,695
Fidelity	Spartan 500 Index Fund – Investor Class *	26,367,013
Fidelity	Fidelity Freedom 2020 Fund K *	24,284,955
Fidelity	Fidelity Freedom 2025 Fund K *	23,214,968
Fidelity	Fidelity Freedom 2030 Fund K *	22,648,451
Fidelity	Fidelity Contrafund K *	21,475,301
Fidelity	Fidelity Blue Chip Growth Fund K *	19,917,811
Fidelity	Fidelity Freedom 2040 Fund K *	14,901,865
Fidelity	Fidelity Freedom 2035 Fund K *	12,174,827
JP Morgan	JP Morgan Core Bond RS	11,685,138
Fidelity	Fidelity Freedom 2015 Fund *	11,679,632
Fidelity	Fidelity Equity-Income Fund K *	9,677,989
Wabtec Savings Plan	Participant Loan Fund* (Interest rates range from 3.25% to 9.25%)	9,552,811
Fidelity	Fidelity Overseas Fund K *	7,908,343
Fidelity	Fidelity Low-Priced Stock Fund K *	7,196,845
Fidelity	Fidelity Freedom 2050 Fund K *	5,628,684
Capital Research and Management Company	American Funds EuroPacific Growth Fund Class R5	5,250,095
Fidelity	Fidelity Freedom 2045 Fund K *	5,165,541
Fidelity	Small Cap ENH Index *	3,884,822
Fidelity	Fidelity Freedom Income Fund K *	3,672,440
Goldman Sachs Asset Management	Goldman Sachs Mid Cap Value Inst	3,464,455
Morgan Stanley Investment Management	MSIF Small Company Growth Portfolio Class I Shares	3,111,622
Fidelity	Fidelity Freedom 2010 Fund K *	3,092,807
Vanguard	Mid Cap Index Fund	2,894,783
Vanguard	Total BD Market Fund	2,375,735
Fidelity	Fidelity Freedom 2055 Fund K *	1,810,175
Vanguard	Small Cap Index Fund	1,605,362
Fidelity	Fidelity Freedom 2005 Fund K *	1,531,262
Fidelity	Fidelity High Income Fund*	1,080,288
Vanguard	Total International Stock Fund	785,232
Vanguard	Emerging Market Stock Index Fund	374,318
Fidelity	Fidelity Freedom 2060 Fund K *	90,634
Fidelity	Fidelity Freedom 2005 Fund *	2,382

		$382,015,569

*	The above named institution is a party-in-interest.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT

PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

Year	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
	Includes Late Participant Loan Repayments	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
2014	No	$0	$4,833	**	$0
2013	No	$0	$5,533	**	$0
2012	No	$0	$5,349	**	$0
2011	No	$0	$4,957	**	$0
2010	No	$0	$4,886	**	$0
2009	No	$0	$1,485	**	$0

**	Represents participant elective deferral contributions that were not deposited in the trust on a timely basis. The Plan sponsor has corrected the errors involving delinquent contributions by contributing the amounts to the Plan (with additional earnings) and filing an excise tax return with the Internal Revenue Service during 2015.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wabtec Savings Plan

By	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Senior Vice President, Human Resources and Plan Administrator of the Wabtec Savings Plan

June 28, 2016